UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 1, 2017

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 1, 2017, Mr. Christian J. Beckett stepped down from his positions as the Company’s Chief Executive Officer and a member of the Board with immediate effect.  The Company’s Board would like to express its gratitude and appreciation to Mr. Beckett for his service and invaluable contributions during his tenure with the Company and wishes him well in his next endeavors.

Also on August 1, 2017, the Board appointed Mr. Paul T. Reese to serve as Chief Executive Officer.  The Board also promoted Mr. Johannes P. Boots to serve as Senior Vice President and Chief Financial Officer, and Mr. Richard E. Tatum to serve as Senior Vice President and Chief Accounting Officer.  The Board has determined not to fill the vacancy on the Board left by Mr. Beckett’s departure at this time.

On August 1, 2017, the Company issued a press release announcing these management changes. A copy of that release is attached to this report on Form 6-K as Exhibit 99.1.  This press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By filing this report on Form 6-K and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although the Company may do so from time to time as management believes is warranted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Isa
Pacific Drilling S.A.
(Registrant)

Dated: August 1, 2017	By:	/s/Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press Release Announcing Management Changes